Exhibit 99.1

 SIMILARWEB LTD. ANNOUNCES FULL EXERCISE OF THE UNDERWRITERS’ OPTION TO PURCHASE ADDITIONAL ORDINARY SHARES

TEL AVIV, Israel – September 18, 2024 — Similarweb Ltd. (“Similarweb”) (NYSE: SMWB), a leading digital market intelligence company, today announced that in connection with the previously announced underwritten public offering by a selling shareholder (the “Offering”), the underwriters exercised their option to purchase an additional 525,000 ordinary shares at $7.85 per share, in full, resulting in gross proceeds to the selling shareholder of approximately $4,121,250.

Similarweb did not receive any proceeds from the sale of shares by the selling shareholder.

Goldman Sachs & Co. LLC and Barclays acted as book-running managers for the Offering. Citizens JMP, William Blair and Needham & Company acted as co-managers for the Offering.

A registration statement on Form F-3, as amended (File No. 333-279295), was filed with the United States Securities and Exchange Commission (the "SEC") on May 10, 2024, and was declared effective on May 31, 2024 (the "Registration Statement"). The Offering was made pursuant to the Registration Statement. A final prospectus supplement and accompanying prospectus relating to and describing the terms of the Offering have been filed with the SEC and are available on the SEC's website at www.sec.gov. Copies of the final prospectus supplement and accompanying prospectus, may be obtained by contacting: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by phone at 1-866-471-2526, by facsimile at 1-212-902-9316, or by email at: prospectus-ny@ny.email.gs.com or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by email at Barclaysprospectus@broadridge.com, or by phone at 1-888-603-5847.

About Similarweb

Similarweb powers businesses to win their markets with Digital Data. By providing essential web and app data, analytics, and insights, we empower our users to discover business opportunities, identify competitive threats, optimize strategy, acquire the right customers, and increase monetization. Similarweb products are integrated into users’ workflow, powered by advanced technology, and based on leading comprehensive Digital Data.

Investor Relations Contact:

Rami Myerson
Similarweb
rami.myerson@similarweb.com